EXHIBIT 99.1

GOLAR FREEZE FSRU

Hamilton, Bermuda, Sept. 23, 2014 (GLOBE NEWSWIRE) -- We refer to the press release dated 22.9.14 issued by the Dubai Supply Authority ("DUSUP") in connection with their floating regasification facilities a link to which is included below.   For the sake of clarity, Golar and DUSUP can confirm that this does not impact the contractual arrangements with respect to the Golar Freeze which is under firm charter to DUSUP until May 2020.   Golar will continue to provide top tier FSRU service to DUSUP and support their efforts to maximize the utilization of the Golar Freeze for the remainder of the contractual period.

http://www.dusup.ae/business.html#page=page-4

Hamilton, Bermuda
September 23, 2014

Investor relations enquiries:
Golar Management Limited
Graham Robjohns - + 44 207 063 7900
Stuart Buchanan - + 44 207 063 7900

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.